November 18, 2005

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Myers Industries, Inc.
Registration Statement on Form S-3
Filed May 3, 2005
File No. 333-124586

Ladies and Gentlemen:

        Myers Industries, Inc. (the "Company") hereby requests withdrawal of its Registration Statement on Form S-3 (File No. 333-124586) (the "Registration Statement") pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The Registration Statement covers the resale of shares of common stock of the Company received by the selling stockholders listed in the Registration Statement in connection with the merger (the "Merger") of a wholly-owned subsidiary of the Company (the "Merger Sub") with and into Productivity California, Inc., a California ("ProCal"). The Company filed the Registration Statement pursuant to an obligation arising under the merger agreement between the Company, ProCal, and Merger Sub. The shares of common stock covered by the Registration Statement are eligible for resale by the selling stockholders listed in the Registration Statement pursuant to Rules 144/145 promulgated under the Securities Act. We have been advised by legal counsel for the Selling Stockholders that they have no objection to withdrawal of the Registration Statement. The Company confirms that no securities of the Company have been sold pursuant to the Registration Statement.

        If you have any questions regarding the foregoing application for withdrawal, please contact me at 330-761-6369.

Sincerely,

Myers Industries, Inc.

By: /s/ Kevin C. O'Neil
Vice President, General Counsel & Secretary

1293 South Main Street Akron, Ohio 44301 (330) 253-5592 Fax (330) 761-6156